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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

September 14, 2020

Dear Sir/ Madam,

Sub: Press release

Please find enclosed the press release titled **'Infosys to Acquire GuideVision, a Leading ServiceNow Elite Partner in Europe**' for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys to Acquire GuideVision, a Leading ServiceNow Elite Partner in Europe

Acquisition to augment Infosys Cobalt portfolio of cloud services and further strengthen nearshore delivery presence in Europe

Bengaluru, India and Prague, Czech Republic - September 14, 2020: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire GuideVision, one of the largest ServiceNow Elite Partners in Europe. GuideVision is an award winning enterprise service management consultancy specialised in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform.

GuideVision's end-to-end offerings, including SnowMirror - a proprietary smart data replication tool for ServiceNow instances - enables over 100 enterprise clients to simplify complex business and IT processes. GuideVision's training academy and nearshore capabilities in Czech Republic, Hungary, Poland, and presence in Germany and Finland will strengthen Infosys' ServiceNow capabilities for its clients in Europe.

ServiceNow is one of the fastest growing enterprise software companies, and is becoming an 'essential service' and workflow standard for organizations. Infosys was recognized by ServiceNow as the 2019 and 2020 ServiceNow Global Service Provider Partner of the Year.

Ravi Kumar, President, Infosys, said, "This acquisition is an important milestone in our journey to build capabilities relevant to the digital priorities of our clients. This move reaffirms our commitment to the growing ServiceNow ecosystem. The combination of scalable and agile nearshore capabilities of GuideVision in Europe, and their unmatched delivery excellence, complements our own effort to help global enterprises navigate their next. We are excited to welcome GuideVision and its leadership team into the Infosys family."

Narsimha Rao Mannepalli, EVP and Head - Cloud & Infrastructure, Infosys, said, "GuideVision's addition is another significant step towards strengthening our Infosys Cobalt offerings portfolio, bringing the combination of services, solutions and platforms, that acts as a force multiplier for cloud-powered enterprise transformation. Our recently announced Infosys Cobalt portfolio has a large repository of ServiceNow Industry Cloud solutions like ESM Café, and this will now be bolstered by GuideVision's SnowMirror suite of Industry templates."

Norbert Nagy, Co-Founder, GuideVision, said, "GuideVision's exceptionally high customer ratings are the result of our continuous effort to deliver superior consulting and implementation services. Joining Infosys brings an extended portfolio of services we can offer to our customers on their digital transformation journey. The global Infosys footprint is an exciting opportunity for both GuideVision customers and employees."

Pavel Muller, Co-Founder, GuideVision added, "We are happy to become a part of the Infosys family and we strongly believe that the shared underlying values are a great foundation for our common goals in the future. Our combined expertise will further drive our customers' digital transformation in the European market."

The acquisition is expected to close during the third quarter of fiscal 2021, subject to customary closing conditions.

About Guidevision
GuideVision is a dynamic and progressive consultancy committed to enabling clients to reimagine and transform their enterprise service management with ServiceNow. GuideVision offers a unique combination of strategic expertise, innovative technological knowledge and agile methodology. Our mission is to make ServiceNow work for you and your goals. www.guidevision.eu

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:
For further information, please contact: PR_Global@infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity,	GuideVision, s.r.o. Acquirer: Infy Consulting Company Limited, a step down subsidiary of Infosys Limited
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Information Technology services and Consulting services.
Objects and effects of acquisition	This acquisition is an important milestone in our journey to build capabilities relevant to the digital priorities of Infosys clients. This move reaffirms our commitment to the growing ServiceNow ecosystem and augments Infosys' portfolio of cloud services. The combination of end-to-end offerings, SnowMirror IP that enables over 100 enterprise clients, scalable and agile nearshore capabilities of GuideVision in Europe, and their unmatched delivery excellence, complements our own effort to help global enterprises navigate their next.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	The acquisition is expected to close during the third quarter of FY 2021, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	Up to EUR 30 million including earn-out and bonuses.
Percentage of holding	100% of the equity share capital.
Brief Background	Established in 2014, GuideVision is an independent ServiceNow Elite partner in Europe. The company provides end-to-end ServiceNow services including consulting, implementation, support and training services (https://www.guidevision.eu/) GuideVision is 100%-owned by Founders. The company is headquartered in Prague, Czech Republic with presence across Hungary, Poland, Finland and Germany. Offerings: Strategic advisory, consulting, implementations, training and support on the ServiceNow platform. Last 3 years' revenues (Fiscal year ending December 31st): CY19: €12.9 million, CY18: €10.4 million, CY17: €6.1 million.